Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form F-10/A (File no. 333-288285) of Galiano Gold Inc. (the “Company”) of our report dated February 12, 2026, with respect to the consolidated statements of financial position as of December 31, 2025 and 2024 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the years then ended, included in this Current Report on Form 6-K.

/s/ Ernst and Young LLP

Chartered Professional Accountants

Vancouver, Canada
February 12, 2026